OBM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Golden Bridge Corp.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

October 10, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ] Rule 13d-1(b)

 [  ] Rule 13d-1(c)

 [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Noble Up Group Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 2,000,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,000,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 40% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Qin Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 1,000,000

	6.	Shared Voting Power 2,000,000

	7.	Sole Dispositive Power 1,000,000

	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 60% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes the 1,000,000 shares of Common Stock owned of record by Qin Wang and the 2,000,000 shares of Common Stock of the Issuer owned of record by Noble Up Group Ltd. and beneficially by Qin Wang.
(2)	Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Zhencheng Wang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power

	6.	Shared Voting Power 2,000,000

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 40% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	Represents the 2,000,000 shares of Common Stock of the Issuer owned or record by Noble Up Group Ltd. and beneficially by Zhencheng Wang.
(2)	Based on 5,000,000 shares of common stock of the Issuer issued and outstanding as of the date of this filing.

Item 1.

(a)  The name of the issuer is Golden Bridge Corp. (the “Issuer”).

(b)  The principal executive office of the Issuer is located at 83 Chrystie Street #6F, New York, NY 10002.

Item 2.

(a) The names of the reporting persons are Noble Up Group Ltd., Qin Wang and Zhencheng Wang (the “Reporting Persons”).

(b) The business address of the Noble Up Group Ltd. is P.O. Box Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The business address of Qin Wang is 250 South End Avenue #7V, New York, NY 10280. The business address of Zhencheng Wang is c/o Lianyungang Timber United Industry Holding (Group) Corp., Ltd. No. 10 Jian Qiao Road, DaPu Industrial Area, Lianyunggang, Jiang Su, 222000, China.

(c) Noble Up Group Ltd. was incorporated in the British Virgin Islands. Qin Wang and Zhencheng Wang are citizens of People's Republic of China.

(d) This Schedule 13G relates to common stock, par value $.0001 per share (the “Common Stock”), of the Issuer.

(e) Not applicable.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

Noble Up Group Ltd. owns of record 2,000,000 shares of Common Stock of the Issuer, representing 40% of the outstanding shares of Common Stock of the Issuer. Qin Wang and Zhencheng Wang serve as the Chairman and President of Noble Up Group Ltd., respectively, and share voting and investment power over the 2,000,000 shares of Common Stock owned of record by Noble Up Group Ltd. Therefore, Qin Wang and Zhencheng Wang may each be deemed the beneficial owner of the 2,000,000 shares of Common Stock owned of record by Noble Up Group Ltd. Qin Wang also owns of record 1,000,000 shares of Common Stock of the Issuer and therefore beneficially owns an aggregate of 3,000,000 shares of Common Stock of the Issuer, representing 60% of the outstanding shares of Common Stock of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2011
/s/ Qin Wang__________________________
Qin Wang

/s/ Zhencheng Wang____________________
Zhencheng Wang

Noble Up Group Ltd.

By:  /s/ Qin Wang_______________________
        Qin Wang, Chairman of Noble Up Group Ltd.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Golden Bridge Corp., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 11, 2011.

/s/ Qin Wang__________________________
Qin Wang

/s/ Zhencheng Wang____________________
Zhencheng Wang

Noble Up Group Ltd.

By:  /s/ Qin Wang_______________________
        Qin Wang, Chairman of Noble Up Group Ltd.